Filed by Omnichannel Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Omnichannel Acquisition Corp.

Commission File No.: 001-39726

Date: December 15, 2021

Kin Insurance Completes Acquisition of Carrier with Licenses in 43 States
Kin is now poised for rapid growth and expansion into new markets

CHICAGO, IL – December 15, 2021 – Kin Insurance, Inc. (“Kin”), a leading direct-to-consumer homeowners insurance technology company that has entered into a definitive business combination agreement with Omnichannel Acquisition Corp. (NYSE: OCA) (“Omnichannel”), today announced it has completed the acquisition of an inactive insurance carrier that holds licenses in 43 states.

Kin, which currently operates in Florida, Louisiana and California, now has the ability to serve customers in most of the remaining states in which it does not currently operate, which constitute, in aggregate, a $110 billion home insurance market. The newly-acquired carrier, to be renamed the Kin Interinsurance Nexus, will enable Kin to continue its expansion with a focus on serving the growing number of catastrophe-prone states where homeowners need a new option for coverage.

“Kin's advantages are most relevant in the 40% of the country that is currently catastrophe exposed, including some of our most populous states,” said Sean Harper, Chief Executive Officer of Kin. “These new licenses, combined with our best-in-class technology, will make expanding into those states and offering new products relatively easy.”

The acquisition builds upon the success of the Kin Interinsurance Network, a reciprocal exchange where customers, through their premiums, insure other members and share in the underwriting profits when there are few losses. Kin recently announced that 94% of the $91 million it has generated year-to-date in Total Managed Premium was written through that carrier.

“This was an important step in bringing the future of insurance to homeowners across the country,” said Chief Insurance Officer Angel Conlin. “Because of our efficient technology and direct-to-consumer model, we’ll be able to provide affordable pricing and essential coverage to vastly more people.”

Kin expects to announce its entry into several new states in the first half of 2022.

Business Combination Transaction

On July 19, 2021, Kin entered into a business combination agreement with Omnichannel Acquisition Corp. (NYSE: OCA). The business combination is expected to close in the first quarter of 2022. Upon closing, the combined public company will be named Kin Holdings Inc., and its common stock is expected to be listed on the NYSE under the new ticker symbol “KI”.

About Kin

Kin is the home insurance company for every new normal. By leveraging proprietary technology, Kin delivers fully digital homeowners insurance with an elegant user experience, accurate pricing, and fast, high-quality claims service. Kin offers homeowners, landlord, condo, and mobile home insurance through the Kin Interinsurance Network (KIN), a reciprocal exchange owned by its customers who share in the underwriting profit. Because of its efficient technology and direct-to-consumer model, Kin provides affordable pricing without compromising coverage. To learn more, visit https://www.kin.com.

About Omnichannel Acquisition Corp.

Omnichannel Acquisition Corp. (NYSE: OCA) is a blank check company whose business purpose is to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. For more information, please visit www.omnichannelcorp.com.

Important Information for Investors and Stockholders

This communication relates to a proposed business combination (the “Business Combination”) between Omnichannel Acquisition Corp. (“Omnichannel”) and Kin Insurance, Inc. (“Kin”). In connection with the proposed Business Combination, Omnichannel has filed with the SEC a registration statement on Form S-4 that includes a preliminary proxy statement of Omnichannel in connection with Omnichannel’s solicitation of proxies for the vote by Omnichannel’s stockholders with respect to the proposed Business Combination and a preliminary prospectus of Omnichannel. The final proxy statement/prospectus will be sent to all Omnichannel stockholders, and Omnichannel will also file other documents regarding the proposed Business Combination with the SEC. This communication does not contain all the information that should be considered concerning the proposed Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination. Before making any voting or investment decision, investors and security holders are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed Business Combination as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Omnichannel through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by Omnichannel may be obtained free of charge by written request to: Christine Pantoya, Chief Financial Officer, Omnichannel Acquisition Corp., 485 Springfield Avenue #8, Summit, New Jersey 07901.

Forward-Looking Statements

This communication includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the business of Kin or the combined company after completion of the Business Combination are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward looking statements. These factors include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the transaction agreement and the proposed Business Combination contemplated thereby; (2) the inability to complete the transactions contemplated by the transaction agreement due to the failure to obtain approval of the stockholders of Omnichannel or other conditions to closing in the transaction agreement; (3) the ability to meet the NYSE’s listing standards following the consummation of the transactions contemplated by the transaction agreement; (4) the risk that the proposed transaction disrupts current plans and operations of Kin as a result of the announcement and consummation of the transactions described herein; (5) the ability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (6) costs related to the proposed Business Combination; (7) changes in applicable laws or regulations; and (8) the possibility that Kin may be adversely affected by other economic, business, and/or competitive factors. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Omnichannel’s Annual Report on Form 10-K, and other documents filed by Omnichannel from time to time with the SEC and the registration statement on Form S-4 and proxy statement/prospectus discussed above. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Omnichannel and Kin assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise.

Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved.

Participants in the Solicitation

Omnichannel, Kin and their respective directors and executive officers may be deemed participants in the solicitation of proxies of Omnichannel stockholders with respect to the proposed Business Combination. Omnichannel stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and executive officers of Omnichannel Acquisition Corp. and their ownership of Omnichannel’s securities in Omnichannel’s final prospectus relating to its initial public offering, which was filed with the SEC on November 23, 2020 and is available free of charge at the SEC’s website at www.sec.gov, or by written request to: Christine Pantoya, Chief Financial Officer, Omnichannel Acquisition Corp., 485 Springfield Avenue #8, Summit, New Jersey 07901.

Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction will be included in the proxy statement / prospectus that Omnichannel intends to file with the SEC.

No Offer or Solicitation

This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act, or an exemption therefrom.

Contacts

Kin

Investor Relations

investors@kin.com

Media Relations

press@kin.com

Omnichannel

Investor Relations

oacir@icrinc.com

Media Relations

oacpr@icrinc.com

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